UNIVERSE PHARMACEUTICALS INC

December 2, 2020

Via Edgar

Mr. Alan Campbell

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Universe Pharmaceuticals INC
Amendment No.1 to the Registration Statement on Form F-1
Submitted on November 17, 2020
CIK No. 0001809616

Dear Mr. Campbell:

This letter is in response to the letter dated November 19, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Universe Pharmaceuticals INC (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No.2 to the Registration Statement on Form F-1 (the “Amendment No.2 to the Registration Statement”) is being submitted publicly to accompany this letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 64

1. We understand that contrary to the 90 day payment terms referenced on page 62, approximately $1.2 million of your $4.9 million 3/31/20 receivable balance has not been collected and your allowance covers less than 50% of the uncollected amount. Please revise your disclosure to state whether any single customer accounts for a significant portion of the uncollected balance. If so, please disclose the customer-specific factors you considered in concluding that the amount owed is collectible. In this regard, we note the disclosure on page F-45 that 20.1% of your receivables are due from a single customer.

Response: The Company’s accounts receivable as of March 31, 2020 consisted of balances due from 369 customers, including pharmaceutical companies, hospitals, clinics and drugstore chains, located in Jiangxi Province, Jiangsu Province, Guangdong Province, Hubei Province, Fujian Province, Guangxi Province and Shandong Province, and 23 other provinces in China. Total gross accounts receivable amounted to approximately $4.9 million and net accounts receivable amounted to approximately $4.4 million after deducting allowance for doubtful accounts of approximately $0.53 million.

We normally grant our customers 90 days payment terms after the credit sales. However, some of our customers, who are local hospitals and drugstore chains distributors, tend to require longer payment terms due to their longer payment processing procedures, however we believe that they are unlikely to default because of our long-term business relationships with them and our belief that the collectability risk is low based on our historical experience and collection history with them. As of March 31, 2020, most of our outstanding accounts receivable aged below six months. We periodically review our accounts receivable and allowance level in order to ensure our methodology used to determine allowances is reasonable and accrue additional allowances if necessary. Allowance of doubtful accounts amounted to $530,394 and $517,754 as of March 31, 2020 and September 30, 2019, respectively. The net change of allowance for doubtful accounts amounted to only $12,640 during the six month period ended March 31, 2020 as compared to the fiscal year ended September 30, 2019. The allowance is determined based on individual customer financial health analysis, historical collection trend and management’s best estimate of specific losses on individual exposures. We have recently put a lot of efforts into accounts receivable collection through strengthening monitoring of the uncollected receivable balance. Our accounts receivable turnover has been improved from 143 days in the six month period ended March 31, 2019, to 76 days in the fiscal year ended September 30, 2019 and to 59 days in six months ended March 31, 2020.

In our Amendment No.1 to the registration statement on Form F-1 filed with the Commission on November 17, 2020, we disclosed that $3.7 million accounts receivable had been subsequently collected and $1.2 million accounts receivable remained uncollected, which was primarily related to receivables of approximately $0.7 million from several local hospitals and drugstore chains distributors with which we have established long-term business relationships and for which the collectability risk has been determined to be low based on our historical experience and collection history with them. From November 18, 2020 to November 30, 2020, an additional $0.6 million has been collected from these local hospitals and drugstore chains distributors. As a result of such additional collection, from April 2020 to November 30, 2020, a total $4.4 million has been subsequently collected, representing 89% of the gross accounts receivable and 99% of the net accounts receivable balance as of March 31, 2020.

The following table summarizes the Company’s accounts receivable and subsequent collection by aging bucket:

Accounts Receivable by aging bucket	Balance as of March 31, 2020	Subsequent collection as of November 30, 2020	% of subsequent collection
Less than 3 months	$3,051,363	$2,673,504	88%
From 4 to 6 months	1,296,430	1,140,322	88%
From 7 to 9 months	295,644	288,392	98%
From 10 to 12 months	-	-	0%
Over 1 year	276,846	254,305	92%
Total gross accounts receivable	4,920,283	4,356,524	89%
Allowance for doubtful accounts	(530,394)	-	-
Accounts Receivable, net	$4,389,889	$4,356,524	99%

For the accounts receivable balances due from 369 customers as of March 31, 2020, one customer, Jiangxi Tianshihe Medicine Co. Ltd., accounted for 20.1% of the total accounts receivable balance. The remaining 368 customers aggregately accounted for 79.9% of the total accounts receivable balance and none of them individually accounted for more than 10% of the total accounts receivable balance. Accounts receivable from Jiangxi Tianshihe Medicine Co. Ltd. aged below three months as of March 31, 2020 and had been fully collected by August 2020. Therefore, no single customer accounts for a significant portion of the uncollected balance as of the date of this response letter.

In response to the Staff’s comment, we further revised our disclosures on page 62 of Amendment No.2 to the Registration Statement.

Financial Statements, page F-1

2. Your audited financial statements are currently older than 12 months and this is an initial public offering of your shares. Accordingly, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representation in an exhibit. Refer to Instruction 2 to Item 8.A.4..

Response: In response to the Staff’s comment, we have respectfully submitted a request for waiver and representation under Item 8.A.4 of Form 20-F as Exhibit 99.8.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Gang Lai
Name: Gang Lai
Title: Chief Executive Officer, Chairman, and Director

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC